JURNY, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jurny, Inc.
North Hollywood, California

Opinion

We have audited the financial statements of Jurny, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2024
Los Angeles, California

JURNY INC.
BALANCE SHEETS

As of December 31, (USD $ in Dollars)		2023		2022
ASSETS				
Current Assets:				
Cash & cash equivalents	$	95,803	$	479,546
Acccounts Receivable, net		51,103		60,878
Prepaids and other current assets		431,251		889,230
Total current assets		**578,157**		**1,429,654**
Property and equipment, net		145,757		621,771
Intangible assets, net		2,740		15,474
Total assets	$	**726,654**	$	**2,066,899**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,455,274	$	1,164,457
Credit card		192,202		139,034
Current portion of Promissory Note		2,703,340		1,143,721
Current portion of Promissory Note issuance costs		-		(25,039)
Current portion of Convertible Note		1,400,000		400,000
Current portion of Convertible Note issuance costs		-		(1,895)
Other current liabilities		348,299		209,879
Total current liabilities		**6,099,115**		**3,030,157**
Promissory Note		207,949		1,767,568
Promissory Note issuance costs		-		(38,696)
Promissory Note security deposit		(113,086)		(113,086)
Convertible Note		1,954,140		1,000,000
Convertible Note issuance costs		-		(10,812)
Total liabilities	$	**8,148,118**	$	**5,635,131**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 15,000,000 shares authorized, 4,165,015 issued and outstanding as of December 31, 2023 and 4,163,915 issued and outstanding as of December 31, 2022	$	416	$	416
Preferred Stock Series Seed, $0.0001 par, 2,243,970 shares authorized, 2,149,970 issued and outstanding as of December 31, 2023 and 2022		214		214
Preferred Stock Series Seed-1, $0.0001 par, 1,027,413 shares authorized, 918,358 issued and outstanding as of December 31, 2023 and 2022		92		92
Preferred Stock Series Seed-2, $0.0001 par, 5,543,716 shares authorized, 5,213,108 issued and outstanding as of December 31, 2023 and 2022		521		521
Additional Paid In Capital		8,682,856		8,584,610
Retained earnings/(Accumulated Deficit)		(16,105,563)		(12,154,085)
Total stockholders' equity		**(7,421,464)**		**(3,568,232)**
Total liabilities and members' equity	$	**726,654**	$	**2,066,899**

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 1,182,714	$ 1,383,766
Cost of services	396,936	572,323
Gross profit	785,778	811,443
Operating expenses		
Personnel	497,378	1,149,159
Professional services	1,012,212	972,572
Research and development	606,926	816,919
General and administrative	1,057,970	963,036
Sales and marketing	758,618	603,575
Total operating expenses	3,933,104	4,505,261
Operating income/(loss)	(3,147,326)	(3,693,818)
Interest expense	(541,131)	(361,731)
Other Income/(Loss)	(263,021)	2,077
Income/(Loss) before provision for income taxes	(3,951,478)	(4,053,472)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (3,951,478)	$ (4,053,472)

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock Series Seed		Preferred Stock Series Seed-1		Preferred Stock Series Seed-2		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	4,123,387	$ 412	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,546,266	$ (8,100,613)	$ 446,892
Shares issued upon exercise of stock option	40,528	4	-	-	-	-	-	-	6,393	-	6,397
Stock based compensation	-	-	-	-	-	-	-	-	31,951	-	31,951
Net income/(loss)	-	-	-	-	-	-	-	-	-	(4,053,472)	(4,053,472)
Balance—December 31, 2022	4,163,915	$ 416	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,584,610	$ (12,154,085)	$ (3,568,232)
Shares issued upon exercise of stock option	1,100	-	-	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	98,246	-	98,246
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,951,478)	(3,951,478)
Balance—December 31, 2023	4,165,015	$ 416	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,682,856	$ (16,105,563)	$ (7,421,464)

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,951,478)	$	(4,053,472)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		249,447		198,217
Share based compensation expense		98,246		31,951
Loss on disposal of fixed assets		258,283		
Changes in operating assets and liabilities:				
Accounts receivable		9,775		(46,920)
Prepaids and other current assets		457,979		243,037
Accounts payable		208,949		178,217
Credit Card		53,168		67,879
Other current liabilities		138,420		15,457
Net cash provided/(used) by operating activities		**(2,477,211)**		**(3,365,634)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment, net		-		(265,380)
Sale of property and equipment, net		62,886		-
Net cash provided/(used) by investing activities		**62,886**		**(265,380)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		2,030,582		911,985
Capital contributions		-		6,397
Proceeds from capital lease, net		-		(23,388)
Net cash provided/(used) by financing activities		**2,030,582**		**894,994**
Change in cash		(383,743)		(2,736,020)
Cash—beginning of year		479,546		3,215,566
Cash—end of year	$	**95,803**	$	**479,546**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	442,633	$	300,156
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

JURNY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

1. NATURE OF OPERATIONS

GuestWiser Inc. was founded on November 21, 2018 ("Inception") in the state of Delaware and on February 16, 2020 changed its legal name to Jurny Inc. The financial statements of Jurny Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Hollywood, California.

Jurny is a hospitality tech company powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits while as of December 31,2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $229,445.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $60,731 and $96,138, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture, Fixtures, and Equipment	5 years
Technology Hardware & Equipment	3-5 years
Leased Furniture & Fixtures	2.5 years

Intangible Assets

Intangible assets with finite lives, such as software, are amortized on a straight-line basis over their estimated useful lives. Intangibles include website development costs and are amortized over the period of three years, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers' progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from providing hospitality tech services.

Cost of Sales

Costs of sales include hosting and customer services and other directly related expenses.

Research and Development Costs

The company recognizes software development costs as expenses when incurred, rather than capitalizing them as assets. This accounting policy is applied consistently to all software development projects undertaken by the company. By expensing software development costs as incurred, the company recognizes the associated expenses in the period in which they are incurred, and such expenses are reported within operating expenses in the income statement. The company believes this treatment provides a more conservative and transparent presentation of the company's financial position, results of operations, and cash flows. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $606,926 and $816,619 respectively.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

JURNY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Deferred Financing Costs (Optional if Debt Issuance Costs Exist)

Deferred financing costs, which consists of capitalized debt issuance costs, with an original cost of $0 and $76,442 at December 31, 2023 and 2022, respectively, and accumulated amortization of $76,442 and $0 at December 31, 2023 and 2022, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the consolidated balance sheet. Amortization of deferred financing costs was $76,442 and $0 for the year ended December 31, 2023, and 2022, respectively, and is included in interest expense in the accompanying statements of operations.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities.

Stock Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $758,618 and $603,575, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables and account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid expenses	$ 229,108	$ 706,410
Deposits	27,080	32,410
Other receivables	175,063	150,410
Total Prepaids and Other Current Assets	**$ 431,251**	**$ 889,230**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued Expenses	82,345	34,511
Sales Tax Payable	132,574	140,486
Accrued Interest	133,380	34,882
Total Other Current Liabilities	**$ 348,299**	**$ 209,879**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Hardware and Equipment	$ 281,065	$ 342,998
Furniture and Fixtures	681,555	931,326
Computers	50,923	46,285
Property and Equipment, at Cost	**1,013,542**	**1,320,609**
Accumulated depreciation	(867,785)	(698,838)
Property and Equipment, Net	**$ 145,757**	**$ 621,771**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $211,484 and $189,756, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Website	$ 78,369	$ 53,140
Intangible Assets, at Cost	78,369	53,140
Accumulated amortization	(75,629)	(37,666)
Intangible Assets, net	$ 2,740	$ 15,474

Amortization expenses for intangible assets for the fiscal year ended December 31, 2023, and 2022 were in the amount of $37,963 and $8,461, respectively.

Estimated annual amortization expenses subsequent to December 31, 2023 are as follows:

Period	Amortization Expense
2024	$ 2,740
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	$ 2,740

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2021, 4,165,015 and 4,163,915 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,243,970 shares designated as Preferred Stock Series Seed with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 2,149,970 Preferred Stock Series Seed have been issued and outstanding.

The Company is authorized to issue 1,027,413 shares designated as Preferred Stock Series Seed-1 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 918,358 Preferred Stock Series Seed-1 have been issued and outstanding.

The Company is authorized to issue 5,543,716 shares designated as Preferred Stock Series Seed-2 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 5,213,108 Preferred Stock Series Seed-2 have been issued and outstanding.

7. DEBT

Promissory notes

During the years presented, the Company entered into promissory notes agreements. The details of the Company's notes and the terms are as follows:

	Maturity year	Effective interest rate	As of December 31, 2023	As of December 31, 2022
Promissory note	2023	5%	$ 2,911,289	$ 2,911,289
			2,911,289	2,911,289
Less: Debt issuance costs			-	(63,735)
Total notes payable, net			2,911,289	2,847,554
Less: Current portion, net			(2,703,340)	(1,143,721)
Notes payable, net			**$ 207,949**	**$ 1,703,833**

Convertible Note(s)

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31, 2023	As of December 31, 2022
Convertible note 1 - $200,000	2023	5%	$ 200,000	$ 200,000
Convertible note 2 - $200,000	2023	5%	200,000	200,000
Convertible note 3 - $1,000,000	2023	5%	1,000,000	1,000,000
Convertible note 4 - $130,000	2024	5%	130,000	-
Convertible note 5 - $90,000	2024	5%	90,000	-
Convertible note 6 - $150,000	2024	5%	150,000	-
Convertible note 7 - $350,000	2024	5%	350,000	-
Convertible note 8 - $50,000	2024	5%	50,000	-
Convertible note 9 - $111,707	2025	5%	111,707	-
Convertible note 10 - $69,755	2025	5%	69,755	-
Convertible note 11 - $233,210	2025	5%	233,210	-
Convertible note 12 - $148,004	2025	5%	148,004	-
Convertible note 13 - $127,284	2025	5%	127,284	-
Convertible note 14 - $102,602	2025	5%	102,602	-
Convertible note 15 - $160,350	2025	5%	160,350	-
Convertible note 16 - $231,228	2025	5%	231,228	-
			3,354,140	1,400,000
Less: Debt issuance costs			-	(12,707)
Total notes payable, net			3,354,140	1,387,293
Less: Current portion, net			(1,400,000)	(400,000)
Notes payable, net			**$ 1,954,140**	**$ 987,293**

Each note will be convertible into Conversion Shares pursuant to following events:

- *Next Equity Financing Conversion*. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion*. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion*. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,912,226 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2021	239,506	$ 0.14	8.84
Granted	1,173,417	$ 0.15	-
Exercised	(40,528)	$ (0.16)	-
Expired/Cancelled	(127,974)	$ (0.16)	-
Outstanding at December 31, 2022	1,244,421	$ 0.20	5.94
Granted	277,132	$ 0.16	-
Exercised	(1,100)	$ (0.16)	-
Expired/Cancelled	(66,804)	$ (0.11)	-
Outstanding at December 31, 2023	1,453,649	$ 0.20	5.69

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expense of $98,246 and $31,951, respectively.

Warrants

In previous years the Company issued 542,035 restricted stock units to certain investors and advisors in connection with certain loan agreements. There is no defined vesting schedule. As of December 31, 2023, none of the outstanding warrants were vested.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,173,589) $	(1,203,881)
Valuation Allowance	1,173,589	1,203,881
Net Provision for income tax	$ - $	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (4,783,352) $	(3,609,763)
Valuation Allowance	4,783,352	3,609,763
Total Deferred Tax Asset	$ - $	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $16,105,563. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $37,645 and $21,808 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 3, 2024, which is the issuance date of these financial statements.

In February 2022, the Company launched a fundraise pursuant to Regulation CF. As of April 3, 2024, the Company has closed on $156,012 in funds from this offering, issuing 118,898 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The Company has a net loss of $3,951,478, an accumulated deficit of $16,105,563, an operating cash flow loss of $2,696,162, and liquid assets in cash of $95,803. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.